Crown Dynamics Corp.

5400 Laurel Springs Pkwy, Suite 107
Suwanee, GA 30024

March 20, 2012

Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:         Crown Dynamics Corp.
Form 8-K
Filed January 23, 2012
File No. 333-169501

Dear Ms. Ravitz:

Crown Dynamics Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of February 17, 2012, pertaining to the Company’s Form 8-K (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on January 23, 2012, File No. 333-169501.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 17, 2012.

General

1.	We note your disclosure under Item 5.06 regarding your change in shell company status. Given this, please revise this filing to clarify the effects of Rule 144(i) on your restricted securities.

RESPONSE: In response to the Commissions comment, the Company has amended its Filing under Item 5.06, as follows:

“All shares of Common Stock that will be issued in the Exchange are "restricted securities" as defined by Rule 144 ("Rule 144") under the Securities Act and cannot be resold without registration except in reliance on Rule 144 or another applicable exemption from registration. Crown Dynamics is a “shell company” within the meaning of federal securities laws.  Rule 144 has special provisions related to shell companies, and provides that there can be no resale of securities in reliance upon Rule 144 until 12 months after the entity ceases to be a shell company.  In this instance, Rule 144 will prohibit all resale of restricted securities issued by the Company for a period of 12 months after the Exchange is completed. “

2.	Your disclosure throughout refers to an “offering.” However, since this is not an offering document, please revise.

RESPONSE: The Company has removed any and all references to an “offering” that were not applicable.  The use of this term where not appropriate was in error and of a typographical nature.

Item 1.01, page 2

3.	Please revise to disclose any material relationship between you and Zorah, LLC. For example, we note Steve Aninye’s signature as the Chief Executive Officer of Zorah LLC.

RESPONSE: The Company has amended its disclosure in 1.01 to more carefully describe the relationship between Zorah and the Company, as follows:

“The Zorah Technology is sold to the Company by related party, CEO, Steve Aninye.”

Page - 1

Forward-Looking Statement, page 2

4.	Please remove references to the Private Securities Litigation Reform Act as the safe harbors of those rules are not applicable to penny stock issuers, or advise.

RESPONSE: In response to your comment, the Company has removed any and all references to the Private Securities Litigation Reform Act.

Form 10 Disclosure, page 3

5.	You state that the “Company” completed a Share Exchange Agreement with Crown Dynamics Corp.
Further, on page 27 you indicate that there was a merger between the “Company” and Crown Dynamics Corp.  Please tell us the basis for the assertion that there has been a share exchange or merger between the Company and Crown Dynamics Corp or any other entity.  Also, tell us where you have filed a Share Exchange Agreement.  In that regard, we see on page 1 that you define the “Company” as Crown Dynamics Corp.

RESPONSE: After further consideration, the Company realizes that they inadvertently placed “Crown Dynamics Corp. where it should have read “Steve Aninye” on page 27 and the Company is therefore correctly defined on Page 1 as Crown Dynamics Corp. The references to “merger” and “share exchange” were inadvertent on page 27 have been corrected to refer to the Agreement as a licensing agreement, and not a merger.  Furthermore, the Company has removed its pro forma financial statements and has amended its filing to say the following:

“As disclosed elsewhere in this report, the Company completed an Agreement with Steve Aninye (the "Transaction") and Item 2.01(f) of Form 8-K states that if the registrant was a shell company, as it was, immediately before the transaction disclosed under Item 2.01, then the registrant must disclose the information that would be required if the registrant were filing a general form for registration of securities on Form 10.”

Business Strategy, page 3

6.
Please revise to discuss in detail the initial beta tests with prospective customers, including the number of prospective customers in the beta tests and how customers participated in the beta tests.  Additionally, please revise to discuss the results of the initial beta tests.

RESPONSE: After further consideration, the Company has removed any and all references to the “initial beta tests” as they were mistakenly included prematurely.

7.
Please revise throughout to qualify as management’s belief any statements about the quality or effectiveness of your anticipated products and/or those of your competitors.  In addition, any statement about what your products will do or be should be qualified as anticipatory in nature.

RESPONSE: After further consideration, the Company has revised the filing to remove most statements of belief as to the quality and effectiveness of its products, where this was not possible, the Company has revised its Business Strategy discussion on page 3, to the following:

“The Company wants to pursue the toothbrush development as well as its newest product.  The Company’s newest product will initially target the Special Needs and Senior Citizens population groups and provides: wandering detection alerts and rescue notification processes; wandering prevention capabilities; proactive emergency communications; and remote safety monitoring offerings.  The Company’s solution is packaged within a wireless device worn on an individual in various form factors - that interoperates with other systems to allow the caregiver to access relevant information on the person’s condition and whereabouts.  A web browser is required to access and manage the people under care.

Page - 2

The second phase of the Company’s product involves a proprietary solution for detecting sugar levels and other vital signs, non-invasively, for people with diabetes or at risk of diabetes. The unique invention uses a proprietary ultrasonic technique to accurately detect sugar levels transdermally, continuously, via a wristwatch worn by a person and transmits the information in real-time over the wireless network to The Company servers and designated people are notified of exceptions based on pre-configured preferences.

No sales of the products have occurred at this time, but the Company plans to develop and distribute the devices and resale them both as retailer and as a wholesaler.  The implementation of the development and distribution plan are contingent upon additional capital raised through a possible private offering or licensing of the technology.

 At this time, the Company is not producing the product but plans to be moving forward for production by Fall 2012.”

8.	Please revise to clarify the status of your products and whether any sales of these products have occurred.  In this connection, provide additional disclosure about your plan to manufacture and distribute your products and the status these plans.  In addition, revise to clearly describe the terms of your intellectual property, including duration.

RESPONSE: After further consideration, the Company has revised the filing to meet the requirements of the requested disclosures, in this regard; the Company has amended its Business Strategy as disclosed above in response to comment 7.

9.	Please revise to discuss the agreement with the American Seniors Association and describe the content of the agreement.  For example, please clarify if this agreement involves the sale of products, etc.  Please file this agreement as an exhibit.

RESPONSE: After further consideration, the Company has revised the filing to remove the disclosure regarding the agreement entered with the American Seniors Association, as the agreement could not be located.  The Company will amend to disclose this transaction when appropriate.

10.	Please tell us whether you need any government approval of your principal products. In the connection, address possible required FCC and FDA approval, including a description of the approval process and timelines.

RESPONSE: The filing has been amended on page 4 to comply with the above requests and now displays the following:

“Regulations
The telecommunications industry is highly regulated, and the regulatory environment in which the Company operates is subject to change. In accordance with Federal Communications Commission (“FCC”) rules and regulations, wireless transceiver products are required to be certified by the FCC and comparable authorities in foreign countries where they are sold. The Company’s products potentially sold in Europe are required to comply with relevant directives of the European Commission.
In addition, we are subject to regulation as a medical device manufacturer. We must comply with a variety of manufacturing, product development and quality regulations in order to be able to distribute our electroporation devices commercially around the world. If we develop or distribute in Europe, we must comply with the Medical Device Directives.

In the United States, we will be required to maintain facilities, equipment, processes and procedures that are in compliance with quality systems regulations. Our systems have been constructed to be in compliance with these regulations and our ongoing operations are conducted within these systems. Commercially distributed devices within the United States must be developed under formal design controls and be submitted to the FDA for clearance or approval. All development activity is performed according to formal procedures to ensure compliance with all design control regulations.

Page - 3

We plan to employ modern manufacturing methods and controls to optimize performance and control costs.  We also plan to utilize contract manufacturers for key operations, such as clean room assembly and sterilization, which are not economically conducted in-house. We outsource significant sub-assemblies, such as populated printed circuit boards, for which capital requirements or manufacturing volumes do not justify vertical integration.

 Other Regulations

We also are subject to various federal, state and local laws, regulations, and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted.”

Products, page 5

11.       Please tell us if the image on page 6 is a photograph of the specific tracking device that you have produced and plan to or have sold.  It is unclear whether you plan to be a software provider or something else.

RESPONSE: The picture on page 6 is an example prototype that was purchased by the Company and is an example of what the distributed good could look like once development and distribution are finalized.  The Company would like manufacture and sell the final product, which uses and combines existing software and technology in an application that is somewhat unique, but also could outsource the work, creating an entirely different looking product.  No products have been sold yet.

Marketing, page 6

12.       Please revise to clarify your pricing structure. We note that the pricing structures disclosed on page 4 and page 7 are different.  In addition, you must have a reasonable basis for all projections.  In light of the fact that you have not sold any products, please explain the basis for your projected pricing structure.  See Item 10(b) of regulation S-K.

RESPONSE: After further consideration, the Company has revised the filing to remove the pricing structures until they can be reasonably substantiated by a cost basis.

Competition, page 7

13.       Please revise to disclose if there are currently any products being sold by competitors that allow for tracking outside the home using a GPS or other signal.  Please also revise to provide balanced disclosure regarding your competitive position in the market, including some factors that may negatively affect your competitive position.

RESPONSE: The Filing has been amended on page 8 to replace the previous disclosure with the following:

“Other Companies that offer systems most similar to the Company’s product are offered by Quest Guard, who offers a GPS locator system with similar features as well as an option for GPS shoes.  Also, Keruve and Medicalert.org offer specific wandering devices that boast specific similarities to the technology of the Company.  Additionally, the Company believes that in addition to the specific products listed above, its main competitors in the GPS arena would be Garmin, Navico and Magellan.

Page - 4

The market for navigation, communications and information products is highly competitive. The Company believes the principal competitive factors impacting the market for its products are design, functionality, quality and reliability, customer service, brand, price, time-to-market and availability.

The Company suffers additional competitive disadvantages in that they are yet to develop the product and technology to the stage of mass production. Other Companies could offer similar technology at a better price or produce it for less cost and have it available on the market prior to the Company’s ability to produce and market their own.”

We are a development stage company…, page 8

14.       We note your reference in this risk factor to your toothbrush. Please revise to tailor this risk factor and your other risk factors to the products you are now developing and selling. Additionally, please tailor all risk factors to the company as of today.  For example, we note your risk factor on page 11 that states, “Our Directors own 100% of outstanding shares…”

RESPONSE: The Filing has been amended in this regard and includes the mentioned corrections as well as the following additional risk factors on page 13:

Risks Relating to Our Company

”If we are not successful in the development, introduction or timely introducation and manufacture of new products, demand for our products could decrease.

We expect that a significant portion of our potential future revenue will be derived from sales of our newly introduced products. The market for our products is characterized by rapidly changing technology, evolving industry standards and changes in customer needs. If we fail to introduce the new products, or to modify or improve those products, in response to changes in technology, industry standards or customer needs, our products could rapidly become less competitive or obsolete. However, there can be no assurance that our development stage products will be successfully completed or, if developed, will achieve significant customer acceptance.

If we are unable to successfully develop and introduce our new products, our future results of operations would be adversely affected. Our pursuit of necessary technology may require substantial time and expense. We may need to license new technologies to respond to technological change. These licenses may not be available to us on terms that we can accept or may materially change the gross profits that we are able to obtain on our products. We may not succeed in adapting our products to new technologies as they emerge. Development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that we will achieve timely initial customer shipments of new products. The timely availability of these products in volume and their acceptance by customers are important to our future success.

If we are unable to compete effectively with existing or new competitors, our inability to compete could result in the inability to produce our products.

The markets for our products are highly competitive, and we expect competition to increase in the future. Some of our competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly to new or emerging technologies or changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, financial condition and results of operations.

Page - 5

Some of our products rely on the Global Positioning System.

The Global Positioning System (GPS) is a satellite-based navigation and positioning system consisting of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense. The Department of Defense does not currently charge users for access to the satellite signals. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites were originally designed to have lives of 7.5 years and are subject to damage by the hostile space environment in which they operate. However, of the current deployment of satellites in place, some have been operating for more than 12 years.

To repair damaged or malfunctioning satellites is currently not economically feasible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites may impair the current utility of the GPS system and the growth of current and additional market opportunities. GPS satellites and ground control segments are being modernized. GPS modernization software updates can cause problems. We depend on public access to open technical specifications in advance of GPS updates.

GPS is operated by the U. S. Government, which is committed to maintenance and improvement of GPS; however if the policy were to change, and GPS were no longer supported by the U. S. Government, or if user fees were imposed, it could have a material adverse effect on our business, results of operations, and financial condition.

Any of the foregoing factors could affect the willingness of buyers of our products to select Global Positioning System-based products instead of products based on competing technologies.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

15.       We see that you present MD&A on pages 15 through 19 and that you present a second MD&A describing the same financial statements on pages F-10 through F-13.  Please revise to present a single MD&A.

RESPONSE: The Filing has been revised pursuant to the comment issued above and now contains only one MD&A section as required by regulation.  The financial statements have been removed (as discussed further herein), and the discussions have been merged into the correct section on page 15.

Liquidity and Capital Resources, page 17

16.       We reference the disclosure that you will require $2 million in the next 12 months.  Please revise to disclose expected uses of the $2 million funding you believe is required to continue your operations and describe the potential impact on your business plan if you are unable to raise the disclosed amount.

RESPONSE: The Filing has been amended to revise the disclosure to the following:

“Our balance sheet as September 30, 2011 reflects $300 in cash and cash equivalents.  Cash from inception to date have been sufficient to provide the operating capital necessary to operate to date (funded by loans from the Directors). The operating expenses and net loss for the nine months ended September 30, 2011 amounted to $26,363.”

Page - 6

17.       We note your discussion of your plan to increase the cash requirements for the next 12 months.  Please clarify if you have enough cash in order to sustain your operations for the next twelve months or if you will have to complete the offerings you discuss in order to sustain your business for the next twelve months.

RESPONSE: The Company has amended its Filing in response to Comment 16 and incorporates that response herein.  The amended discussion for “Liquidity and Capital Resources” changes the Company’s disclosure regarding the need for additional financing as to date, the operating capital has been sufficient.

Summary of Significant Accounting Policies, page 17

Revenue Recognition, page 18

18.       You indicate on page 4 that commercial roll-out of your product began in November2011.  We also see that you will sell your product as well as collect a monthly fee and charge additional fees for the add-on modules and for return incidents. Please describe to us the principal terms of your product and service arrangements with customers and provide us an analysis under SAB Topic 13 of how you will recognize revenue under your disclosed business model.

RESPONSE: After further consideration, the Company has removed the statements of anticipation of the November 2011 roll out as they were inadvertently inserted from a previous document and are not timely.  Additionally, as referenced in the Company’s response to Comment 12, the pricing structure has been removed until it can be refined.  Additionally, the updated and merged Management Discussion and Analysis pursuant to Comment 15 is incorporated herein.  The amended MD&A states in part on page 18:

“Revenue Recognition

The Company is in the development stage and has yet to realize revenues from operations. Once the Company has commenced operations, it will recognize revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable.”

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 19

19.       Please revise the table to include all shares beneficially owned by Mr. Aninye.  We note specifically Mr. Aninye’s signature in Exhibit 10.1 as the Chief Executive Officer of Zorah LLC.  Please see Rule 13d-3 under the Exchange Act.

RESPONSE: The Filing has been amended to show the following updated table on page 20, as well as to disclose the relationship and relatedness of the above mentioned transaction:

“The following table sets forth, as of February 1, 2012, the beneficial ownership of the outstanding common stock by: (i) any holder of more than five (5%) percent; (ii) each of our executive officers and directors; and (iii) our directors and executive officers as a group. Unless otherwise indicated, each of the stockholders named in the table below has sole voting and dispositive power with respect to such shares of common stock. As of the date of this Current Report, there are 16,500,000 shares of common stock issued and outstanding.

Page - 7

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Beneficial Ownership
Directors and Officers:

Steve Aninye 5400 Laurel Springs Pkwy Suite 107 Suwanee GA 30024	15,125,000	66.85%

(1)	The number of shares represents 9,000,000 shares (post-split) received as the share exchange and change in control.
(2)	Mr. Aninye also purchased 5,000,000 shares in a private placement subscription agreement on January 18, 2012
(3)	1,125,000 shares were issued to Zorah, LLC, which is wholly owned by Mr. Aninye, in a technology license agreement on January 20, 2012.”

Item 5.  Directors and Executive Officers, page 20

20.       Please revise to include the dates in which Mr. Aninye served in the positions discussed.

RESPONSE: The Filing has been amended on page 21 to disclose the following:
“
Name	Age	Position
Steve Aninye 5400 Laurel Springs Pkwy Suite 107 Suwanee GA 30024	53	CEO and Chairman of Board of Directors

Mr. Steve Aninye has been an Officer and Director of Crown since January 17, 2012, he has held the positions of CEO and Chairman of the Board since that time.”

Certain Relationships and Related Party Transactions…, page 22

21.       With regards to the sale of restricted shares and the license agreement with Zorah LLC, please disclose the name of the related person and the basis upon which the person is a related party.

RESPONSE: The Filing has been amended on page 23 to disclose the following:

“As of January 17, 2012, Steve Aninye was appointed as the Company’s Chief Executive Officer and a Chairman of the Board of Directors.

On January 18th the company sold 5,000,000 restricted shares in a private placement for $50,000 to Mr. Steve Aninye.

On January 20th the company entered into a Technology License Agreement with Zorah LLC. The license required a one-time issuance of one million two hundred and twenty-five thousand (1,225,000) shares of restricted common stock to Zorah, LLC, of which Mr. Aninye is the President and CEO as well.”

Page - 8

Item 10.  Recent Sales of Unregistered Securities, page 25

22.       Please revise to include all information required by Item 701 of Regulation S-K as to all securities sold by you within the past three years which were not registered under the Securities Act. Please also state briefly the facts relied upon to make the exemptions from registration claimed available.

RESPONSE: The Filing has been amended in compliance with the above referenced comment and now discloses the following on page 27:

“On July 17, 2010, the Company issued 3,000,000 shares of its common stock to individuals who are  Directors and officers of the company for $300.

As also discussed in Section 3.02 herein:

On January 18th the company sold 5,000,000 restricted shares in a private placement for $50,000.

On January 20th the company entered into a Technology License Agreement with Zorah LLC. The license required a one-time issuance of one million two hundred and twenty-five thousand (1,225,000) shares of restricted common stock.”

Item 9.01 (a) Financial Statements of Business Acquired, page 27

23.      Please tell us why you have included financial statements of Crown Dynamics Corp as the business acquired.  It does not appear that a business combination has occurred and the filing does not describe a business combination.  In addition, the financial statement included in the filing appear to be the same as the financial statements included in the Form 10-Q for September 30, 2011 filed on October 31, 2011.  Note that under Item 2.01(f) of Form 8-K, if any disclosure required by Item 2.01(f) is previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, the registrant may identify the filing in which that disclosure is included instead of including that disclosure in the Form 8-K report.

RESPONSE:   The referenced disclosure in the form of Financial Statements included a typographical error identifying Crown Dynamics as the business acquired.  Crown Dynamics is properly defined as the “Company” throughout the filing.  Upon further review, it appears that it was not necessary to disclose the Financial Information included in Exhibit 99.1.  It has therefore been removed.  As an amendment, the Company has stated on page 27:

“Pursuant to Item 2.01(f) of Form 8-K, the Company’s current financial statements can be found in its Form 10-Q for September 30, 2011 filed with the Commission on October 31, 2011.  Additionally, updated financials which account for the Agreement as defined herein have since been filed on the Company’s Form 10-K for the period ending December 31, 2011, as filed with the Commission on March 14, 2012, and are hereby incorporated by reference.”

24.       As a related matter, if you conclude that the previously filed financial statements are required to appear in the Form 8-K or otherwise elect to include them in this Form 8-K, tell us how you concluded that you have provided financial statements for all periods required by Item 13 of Form 10 and Article 8 of Regulation S-X.  In that regard, we see that your document does not include audited financial statements for your December 31,2010 year end.

RESPONSE:   Upon further consideration, the Company determined that the above referenced financials were not required and they have therefore been removed.  Audited financials have since been filed on the Company’s Form 10-K for the period ending December 31, 2011, as filed with the Commission on March 14, 2012.

25.       Further, if you conclude that the previously filed financial statements are required to appear in the Form 8-K or otherwise elect to include them in this Form 8-K, please revise to present the impact of the stock split on a retrospective basis pursuant to SAB Topic 4- C.

Page - 9

RESPONSE:   Upon further consideration, the Company determined that the above referenced financials were not required and they have therefore been removed.  Financials that account for the split have since been filed on the Company’s Form 10-K for the period ending December 31, 2011, as filed with the Commission on March 14, 2012.

26.       Finally, if you conclude that the previously filed financial statements are required to appear in the Form 8-K or otherwise elect to include them in this Form 8-K, please expand the notes to financial statements to provide subsequent events disclosure pursuant to FASB Codification Topic 855.

RESPONSE:   Upon further consideration, the Company determined that the above referenced financials were not required and they have therefore been removed.  Financials that properly disclose the subsequent events, have since been filed on the Company’s Form 10-K for the period ending December 31, 2011, as filed with the Commission on March 14, 2012.

Item 9.01 (b) Pro Forma Financial Information, page 27

27.       Please tell us why you have provided pro forma financial information under Article 11 of Regulation S-X.  Please explain how you effected a merger of the “Company” and “Crown Dynamics Corp.”  Please define the “Company” for that purpose.  In that regard, tell us how the acquisition of shares by Steve Aninye and the technology license agreement with Zorah LLC resulted in a business combination for which pro forma financial information is appropriate. Also, tell us why it would be appropriate under Article 11 of Regulation S-X to include pro forma adjustments for equity transactions that occurred subsequent to September 30, 2011.

RESPONSE:   The referenced disclosure in the form of Financial Statements included a typographical error identifying Crown Dynamics as the business acquired. Crown Dynamics is properly defined as the “Company” throughout the filing.  Upon further review, it appears that the term merger was inadvertent and may have caused some confusion, it was therefore not necessary to disclose the Financial Information included in Exhibit 99.2 for the purposes of a license agreement, which is the correct definition of the transaction which took place.  It has therefore been removed.  As an amendment, the Company has stated on page 28:

“(c)            Shell Company Transactions.

The terms of the License Agreement are set forth in this Current Report on Form 8-K, a copy of the License Agreement is attached hereto and is hereby incorporated by reference.  All references to the License Agreement and other exhibits to this Current Report are qualified, in their entirety, by the text of such exhibits.”

28.       We see that you assigned a $1,347,500 value to the technology license acquired from Zorah LLC.  We note that Steve Aninye is also the CEO of Zorah LLC.  Please tell us why you have not accounted for the transaction with Zorah LLC under SAB Topic 5G. Under this guidance, transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock should be recorded at the transferors' historical cost basis determined under GAAP.  For technology license arrangements, the transferors' historical cost basis determined under GAAP is typically zero because the underlying costs would have been expensed as research and development.

RESPONSE:   Upon further consideration, the Company determined that the included financials were not required and they have therefore been removed.  Financials that account for the valuation of the technology license have since been filed on the Company’s Form 10-K for the period ending December 31, 2011, as filed with the Commission on March 14, 2012 and the Filing has been amended to incorporate them as applicable.

Page - 10

Exhibits

29.       Please file all exhibits required by Item 601.  For example, please file the lease agreement for your principal executive offices.

RESPONSE: The Filing has been amended to comply with the disclosures as required by Item 601.  In reference specifically to the lease agreement for the office, it was mistakenly stated that it is rented, when it is actually used for no fee at this time.  Therefore, no office lease exhibit is included.  Additionally, the disclosure of the agreement with the ASA has been retracted for the time being and therefore a copy of the agreement has not been provided.

In connection with the Company’s responding to the comments set forth in the February 17, 2011 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/  Steve Aninye
Steve Aninye
CEO and Chairman of the Board of Directors

Page - 11